Exhibit 99.1

Tuya Inc. Announces US$50 Million Share Repurchase Program

SANTA CLARA, Calif., November 9, 2022 /PRNewswire/—Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced that its board of directors (the “Board”) has authorized a share repurchase program under which the Company may repurchase up to US$50 million of its Class A ordinary shares (“Ordinary Shares”), including in the form of American depositary shares (“ADSs”), pursuant to the general mandate granted to the Board to exercise all powers of the Company to repurchase Ordinary Shares (including in the form of ADSs) by the shareholders of the Company on the annual general meeting on November 1, 2022 (the “Share Repurchase Program”). The Share Repurchase Program will commence on November 9, 2022 and end on the date on which a new general repurchase mandate is granted by the shareholders to the Board on the Company’s next annual general meeting which is due to be held by June 30, 2023 under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “The Share Repurchase Program is a strong indication of the Board’s confidence in the Company’s fundamentals and long-term business prospects. We believe that the Share Repurchase Program will ultimately benefit Tuya as well as create value for its customers and shareholders, and our strong cash positions will enable us to continuously invest in our technology leadership and business development.”

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of the repurchase transactions will be subject to Rule 10b-18 and/or Rule 10b5-1 requirements of the Securities and Exchange Commission (the “SEC”) and applicable requirements under the Listing Rules. The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund repurchases from its existing cash balance.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.
Investor Relations
Email: ir@tuya.com

The Blueshirt Group
Gary Dvorchak, CFA
Phone: +1 (323) 240-5796
Email: gary@blueshirtgroup.com

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